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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                -----------------


       [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

       [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________ to ____________

                         Commission file number: 1-12744


                         MARTIN MARIETTA MATERIALS, INC.
                         SAVINGS AND INVESTMENT PLAN FOR
                                HOURLY EMPLOYEES
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)



                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




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                          Audited Financial Statements
                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees


   Years ended December 31, 1999 and 1998 with Report of Independent Auditors



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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                          Audited Financial Statements

                     Years ended December 31, 1999 and 1998



                                    CONTENTS


Report of Independent Auditors................................................1
Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4






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                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.




June 5, 2000
Raleigh, North Carolina




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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits




                                                            DECEMBER 31
                                                         1999         1998
                                                       --------------------
                                                          (In Thousands)
ASSETS
Cash                                                   $    76      $    --
Interest in Master Trust, at fair value                 24,003       18,979
Contributions receivable:
  Employees                                                365          354
  Martin Marietta Materials,  Inc.                          79           60
                                                       --------------------
Net assets available for  benefits                     $24,523      $19,393
                                                       ====================



See accompanying notes.




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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statements of Changes in Net Assets Available for Benefits



                                                          YEAR ENDED DECEMBER 31
                                                             1999         1998
                                                          ----------------------
                                                              (In Thousands)

Net assets available for benefits at beginning of year    $19,393       $10,424
Additions to net assets:
   Contributions:
     Employees                                              4,122        3,718
     Martin Marietta Materials, Inc.                          866          788
     Rollovers                                              1,306          364
                                                          ---------------------
   Total contributions                                      6,294        4,870

   Interest in net investment gain of Master Trust            409        3,108
                                                          ---------------------
Total additions                                             6,703        7,978

Deductions from net assets:
   Distributions and withdrawals                            1,485        1,222
   Administrative expenses                                     88           54
                                                          ---------------------
Total deductions                                            1,573        1,276

Net transfers from other plan                                  --        2,267
                                                          ---------------------
Net assets available for benefits at end of year          $24,523      $19,393
                                                          =====================


See accompanying notes.




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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 1999


1. ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the trustee for securities for which there is not an established market. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc. (the "Corporation"), are otherwise paid from the Master Trust and allocated to each of the participating plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. Such reclassifications had no impact on previously reported net assets available for benefits.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan providing hourly paid employees of the Corporation and hourly employees covered under certain collectively bargained agreements an opportunity to participate in an individual savings and investment program providing tax deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Martin Marietta Materials, Inc. is the Plan's sponsor and also serves as the Plan administrator.



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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

Employees are eligible to enroll in the Plan after six months of service. Employee participation requires employee basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code ("IRC") limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions which are not considered for purposes of computing the employer match. A participant's combined basic and supplemental contributions may not exceed 17% of that participant's base pay. Generally, a participant's before-tax contributions may not exceed 15% of base pay.

The Corporation matches the first 7% of eligible participants' annual basic contributions. The amount of the Corporation's match is equal to 30% (25% prior to January 1, 1999) of the basic contributions and is credited to participant accounts monthly. Certain participants are not eligible for employer contributions, as defined by the Plan. All participants are 100% vested in the value of their accounts, including employer contributions.

During 1999 and 1998, the participants' investment options included the Yield-Enhanced Short-Term Investment Fund, S&P 500 Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, Daily Bond Market Fund, Vanguard Windsor Fund and Vanguard International Growth Fund.

The Lockheed Martin Common Stock Fund was an investment option prior to the Corporation's split-off from Lockheed Martin Corporation, the Corporation's former parent company and the previous administrator of the Plan. In October 1998, any participant's remaining balance in the Lockheed Martin Common Stock Fund was automatically reinvested in the Yield-Enhanced Short-Term Investment Fund.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation.




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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides for certain participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation's 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. Approximately $1,363,000 and $625,000 were loaned to participants during 1999 and 1998, respectively. In addition, the plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 20 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

During 1998, the Plan received $2,300,000 from the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. This amount represents the transfer of account balances of eligible participants pursuant to the merger of the Martin Marietta Materials, Inc. Money Accumulation Plan into the Plan effective January 1, 1998.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.



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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)




3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. MASTER TRUST

The Plan's interest in the Master Trust's net assets as of December 31, 1999 and 1998, was 17.50% and 15.05%, respectively. The Plan's interest in the Master Trust did not fluctuate significantly throughout the years ended December 31, 1999 and 1998. An analysis of investments and related investment income for the Master Trust is as follows:

                                                      1999
                                   --------------------------------------------
                                                       NET
                                    INTEREST      DEPRECIATION       FAIR VALUE
                                      AND         IN FAIR VALUE         AT END
                                   DIVIDENDS       DURING YEAR         OF YEAR
                                   --------------------------------------------
                                                  (In Thousands)
Investments at fair value:
   Cash and cash equivalents        $ 1,758        $      --         $ 35,191
   Governmental bonds                    --               --            2,027
   Corporate bonds                       --               --            1,467
   Common stocks                      2,835           (1,606)          96,033
   Other                                123               --            2,449
                                    ------------------------------------------
                                    $ 4,716        $  (1,606)        $137,167
                                    ==========================================



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                         Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                    Notes to Financial Statements (continued)



4. MASTER TRUST (CONTINUED)

                                                      1998
                                   --------------------------------------------
                                                       NET
                                    INTEREST      APPRECIATION       FAIR VALUE
                                      AND         IN FAIR VALUE         AT END
                                   DIVIDENDS       DURING YEAR         OF YEAR
                                   --------------------------------------------
                                                  (In Thousands)
Investments at fair value :
   Cash and cash equivalents        $ 1,493        $     --          $ 35,527
   Governmental bonds                   126              --             2,465
   Corporate bonds                       64              --             1,763
   Common stocks                      1,506          21,784            83,784
   Other                                150              --             2,211
                                    -------------------------------------------
                                    $ 3,339        $ 21,784          $125,750
                                    ===========================================




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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            MARTIN MARIETTA MATERIALS, INC.
                                            SAVINGS and INVESTMENT PLAN for
                                            HOURLY EMPLOYEES

                                            By:  Martin Marietta Materials, Inc.
                                                 Plan Administrator

                                            By:  Benefit Plan Committee


                                            By:  /s/ Janice K. Henry
                                                 -------------------------------
                                                 Janice K. Henry


Date:  June 27, 2000



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                                  EXHIBIT INDEX


             Exhibit No.                    Document
             -----------                    --------

                 23                         Consent of Ernst & Young LLP